EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4007 US Media Relations Ph: 866-964-8256

ELAN CORPORATION, PLC ANNOUNCES COMMENCEMENT OF OFFERS TO PURCHASE SENIOR NOTES:

   -Asset Sale Offer to Purchase up to $721.2 million in Aggregate Principal Amount of its Senior Notes

   -Cash Tender Offer for its Outstanding 8.875% Senior Fixed Rate Notes Due 2013

   -Redemption of All of its Outstanding Senior Floating Rate Notes Due 2013

DUBLIN, IRELAND -- September 16, 2011 -- Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today that it has commenced planned measures to reduce its indebtedness using the cash proceeds received in connection with the combination of its EDT business with Alkermes Inc., which closed today.

Asset Sale Offer. Elan’s wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp” and together with Elan Finance, the “Issuers”), commenced an offer to purchase (the “Asset Sale Offer”) up to $721.2 million in aggregate principal amount of their senior notes consisting of (i) 8.875% Senior Fixed Rate Notes due 2013 (the “2013 Fixed Rate Notes”), (ii) Senior Floating Rate Notes Due 2013 (the “2013 Floating Rate Notes” and, together with the 2013 Fixed Rate Notes, the “2013 Notes”), (iii) 8.750% Senior Notes due 2016 issued on October 2, 2009 (the “2016 Senior Notes issued October 2009”) and (iv) 8.750% Senior Notes due 2016 issued on August 17, 2010 (the “2016 Senior Notes issued August 2010” and, collectively with the 2013 Notes and the 2016 Senior Notes issued October 2009, the “Notes”), in accordance with the terms of the indentures governing the Notes (the “Indentures”), at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Asset Sale Offer Payment Date (as defined below).  The Asset Sale Offer will expire at 11:59 p.m., New York City time, on October 14, 2011 (the “Asset Sale Expiration Date”), unless extended.  Validly tendered Notes may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Asset Sale Offer Expiration Date.  Settlement for the Asset Sale Offer is expected to occur on October 17, 2011 (the “Asset Sale Offer Payment Date”).

The Asset Sale Offer is being made as a result of Elan’s sale of its EDT business to an unrestricted subsidiary of Elan prior to the combination of the EDT business with Alkermes, Inc.  That sale constituted an “asset sale” under the Indentures and the source of funds for the Asset Sale Offer is the cash proceeds received by Elan in connection with that sale.

The Asset Sale Offer is being made pursuant to an Offer to Purchase, dated September 16, 2011, and related documents (collectively, the “Asset Sale Offer Documents”), which set forth the complete terms and conditions of the Asset Sale Offer.  The Asset Sale Offer is made only by and pursuant to the terms set forth in the Asset Sale Offer Documents, and the information in this press release is qualified by reference to those documents.  Subject to applicable law, the Issuers may amend, extend or terminate the Asset Sale Offer.

Tender Offer.  Elan also announced today that the Issuers are commencing a cash tender offer (the “Tender Offer”) for the 2013 Fixed Rate Notes.  The maximum amount of 2013 Fixed Rate Notes that will be purchased in the tender offer will not exceed the Maximum Tender Cap (as defined below).  The “Maximum Tender Cap” means $721.2 million minus the sum of (i) the aggregate principal amount of all Notes accepted for purchase in the Asset Sale Offer plus (ii) the aggregate principal amount of 2013 Floating Rate Notes to be redeemed by the Issuers pursuant to the Redemption (as defined below).  The Tender Offer is being made pursuant to an Offer to Purchase, dated September 16, 2011, and related documents (collectively, the “Tender Documents”), which set forth the complete terms and conditions of the Tender Offer.  The Tender Offer is made only by and pursuant to the terms set forth in the Tender Documents, and the information in this press release is qualified by reference to those  documents.  Subject to applicable law, the Issuers may amend, extend or terminate the Tender Offer.

The total consideration for the Tender Offer is $1,032.39 per $1,000 principal amount of 2013 Fixed Rate Notes, plus accrued and unpaid interest to, but not including, the Tender Offer Payment Date (as defined below).  The expiration date for the Tender Offer is 11:59 p.m., New York City time, on October 14, 2011, unless extended (the “Tender Offer Expiration Date”).  Validly tendered 2013 Fixed Rate Notes may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Tender Offer Expiration Date.  Settlement for the Tender Offer is to occur on a date (the “Tender Offer Payment Date”) promptly following the Tender Expiration Date, subject to the satisfaction or waiver of certain conditions set forth in the Tender Documents, including the consummation of the Asset Sale Offer.  We currently anticipate that the Tender Offer Payment Date will occur on October 17, 2011.

Elan has retained Morgan Stanley & Co. LLC to act as the Dealer Manager in connection with the Tender Offer. Any holder that has questions concerning the terms of the Tender Offer may contact Morgan Stanley at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect).

Tender Documents will only be distributed to holders of the 2013 Fixed Rate Notes.  Holders who desire a copy of the Tender Documents should contact D.F. King & Co., Inc., the information agent and depositary for the Tender Offer, at +1 (800) 431-9645 or +1 (212) 269-5550.

Redemption.  Elan also announced today that the Issuers have elected to redeem all of the 2013 Floating Rate Notes, of which $10,530,000 in aggregate principal amount is currently outstanding (the “Redemption”).  The 2013 Floating Rate Notes are redeemable at the option of the Issuers at a redemption price of 100% of the principal amount thereof, plus accrued but unpaid interest thereon to, but not including, the redemption date, which will be October 17, 2011.  A notice of redemption, containing the applicable redemption procedures, has been distributed to the holders of the 2013 Floating Rate Notes.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Asset Sale Offer and the Tender Offer.  You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events.  Factors that could affect whether the Asset Sale Offer and the Tender Offer are completed include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular.  A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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